Exhibit 99.1

Media Release

Monrovia, California, U.S.; Planegg/Munich, Germany; and Wilmington, Delaware, U.S., November 11, 2020

Xencor, MorphoSys and Incyte Enter into Global Development

Collaboration for Tafasitamab in Combination with Plamotamab

Xencor (NASDAQ: XNCR), MorphoSys AG (FSE: MOR; Prime Standard Segment, MDAX & TecDAX; NASDAQ: MOR) and Incyte (NASDAQ: INCY) today announced a clinical collaboration to investigate the combination of tafasitamab, plamotamab and lenalidomide in patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL), first-line DLBCL, and relapsed or refractory follicular lymphoma (FL).

“Xencor is pleased to partner with MorphoSys and Incyte to advance the development of plamotamab, our CD20xCD3 XmAb® bispecific antibody that has demonstrated encouraging clinical activity as a monotherapy in non-Hodgkin lymphoma,” said Bassil Dahiyat, Ph.D., President and Chief Executive Officer at Xencor. “Plamotamab, which redirects T cells to tumors, and tafasitamab, a CD19-directed XmAb antibody, combine powerful and distinct immune pathways, and this collaboration is designed to enable us to generate new clinical insights and accelerate development timelines for patients who may need additional therapeutic options. It builds upon many years of partnership between Xencor and MorphoSys following MorphoSys’ in-licensing of tafasitamab in 2010.”

“Tafasitamab in combination with lenalidomide is an important new relapsed/refractory DLBCL treatment option for appropriate patients in the United States today, and its mechanism of action, efficacy and safety profile make it an attractive combination partner,” said Jean-Paul Kress, M.D., Chief Executive Officer of MorphoSys. “We believe that tafasitamab as a backbone can add value to new combinations such as with CD20xCD3 bispecifics, and we are excited about this collaboration with Xencor and Incyte aiming to help more patients in areas of unmet need.”

“This collaboration has the potential to advance patient care and Incyte is proud to join Xencor and MorphoSys in evaluating this new combination approach for these serious cancers,” said Hervé Hoppenot, Chief Executive Officer of Incyte.

Xencor’s plamotamab is a tumor-targeted bispecific antibody that contains both a CD20 binding domain and a cytotoxic T-cell binding domain (CD3). Tafasitamab is MorphoSys’ CD19-directed antibody which was recently approved by the U.S. Food and Drug Administration in combination with lenalidomide for the treatment of adult patients with relapsed or refractory DLBCL not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). This indication is approved under accelerated approval based on overall response rate. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial(s).

Under the terms of the agreement, the companies plan to initiate a Phase 1/2 study evaluating the combination of tafasitamab, plamotamab and lenalidomide in patients with relapsed or refractory DLBCL. Additionally, the companies are planning to evaluate the combination in relapsed or refractory FL and first-line DLBCL in multiple Phase 1b studies. MorphoSys and Incyte will provide tafasitamab for the studies, which will be sponsored and funded by Xencor and are planned to be conducted in North America, Europe and Asia-Pacific.

The collaboration is effective immediately upon the execution of the agreement.

About Plamotamab (XmAb®13676)

Plamotamab (XmAb®13676) is a tumor-targeted bispecific antibody that contains both a CD20 binding domain and a cytotoxic T-cell binding domain (CD3), which is currently in a Phase 1 clinical study for the treatment of non-Hodgkin lymphoma (NHL) and chronic lymphocytic leukemia (CLL). An XmAb Bispecific Fc domain serves as the scaffold for these two antigen binding domains and confers long circulating half-life, stability and ease of manufacture on plamotamab. CD20 is highly expressed on B-cell tumors, including NHL and CLL. Engagement of CD3 by plamotamab activates T cells for highly potent and targeted killing of CD20-expressing tumor cells.

About Tafasitamab

Tafasitamab is a humanized Fc-modified cytolytic CD19 targeting monoclonal antibody. In 2010, MorphoSys licensed exclusive worldwide rights to develop and commercialize tafasitamab from Xencor, Inc. Tafasitamab incorporates an XmAb engineered Fc domain, which mediates B-cell lysis through apoptosis and immune effector mechanism including antibody-dependent cell-mediated cytotoxicity (ADCC) and antibody-dependent cellular phagocytosis (ADCP).

Monjuvi® (tafasitamab-cxix) is approved by the U.S. Food and Drug Administration in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). This indication is approved under accelerated approval based on overall response rate. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial(s).

In January 2020, MorphoSys and Incyte entered into a collaboration and licensing agreement to further develop and commercialize tafasitamab globally. Monjuvi is being co-commercialized by Incyte and MorphoSys in the United States. Incyte has exclusive commercialization rights outside the United States.

A marketing authorization application (MAA) seeking the approval of tafasitamab in combination with lenalidomide in the EU has been validated by the European Medicines Agency (EMA) and is currently under review for the treatment of adult patients with relapsed or refractory DLBCL, including DLBCL arising from low grade lymphoma, who are not candidates for ASCT.

Tafasitamab is being clinically investigated as a therapeutic option in B-cell malignancies in a number of ongoing combination trials.

Monjuvi® is a registered trademark of MorphoSys AG.

XmAb® is a registered trademark of Xencor, Inc.

About Xencor

Xencor is a clinical-stage biopharmaceutical company developing engineered monoclonal antibodies for the treatment of cancer and autoimmune diseases. Currently, 18 candidates engineered with Xencor’s XmAb technology are in clinical development internally and with partners. Xencor’s XmAb antibody engineering technology enables small changes to the structure of monoclonal antibodies resulting in new mechanisms of therapeutic action. For more information, please visit www.xencor.com.

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a commercial-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 27 are currently in clinical development. In 2017, Tremfya®, developed by Janssen Research & Development, LLC and marketed by Janssen Biotech, Inc., for the treatment of plaque psoriasis, became the first drug based on MorphoSys’ antibody technology to receive regulatory approval. In July 2020, the U.S. Food and Drug Administration (FDA) granted accelerated approval of MorphoSys’ proprietary product Monjuvi® (tafasitamab-cxix) in combination with lenalidomide in patients with a certain type of lymphoma.

Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has ~500 employees. More information at www.morphosys.com or www.morphosys-us.com.

Monjuvi® is a registered trademark of MorphoSys AG.

Tremfya® is a registered trademark of Janssen Biotech, Inc.

About Incyte

Incyte is a Wilmington, Delaware-based, global biopharmaceutical company focused on finding solutions for serious unmet medical needs through the discovery, development and commercialization of proprietary therapeutics. For additional information on Incyte, please visit Incyte.com and follow @Incyte.

Xencor Forward-looking Statements

Statements contained in this press release regarding matters that are not historical facts are forward-looking statements within the meaning of applicable securities laws, including, but not limited to, the quotations from Xencor’s president and chief executive officer; the outcome of the collaboration with MorphoSys and Incyte, including the ability of the collaboration to generate new clinical insights, accelerate development timelines and advance patient care; the ability of the proposed combination treatment to improve response rates and address more patients in areas of unmet need; and the timing and success of the Phase 1/2 study and multiple Phase 1b studies contemplated by the agreement. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements and the timing of events to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. Such risks include, without limitation, the risks associated with the process of discovering, developing, manufacturing and commercializing drugs that are safe and effective for use as human therapeutics and other risks described in Xencor’s public securities filings. For a discussion of these and other factors, please refer to Xencor’s annual report on Form 10-K for the year ended December 31, 2019 as well as Xencor’s subsequent filings with the Securities and Exchange Commission. All forward-looking statements are based on Xencor’s current information and belief as well as assumptions made by Xencor. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. This cautionary statement is made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All forward-looking statements are qualified in their entirety by this cautionary statement and Xencor undertakes no obligation to revise or update this press release to reflect events or circumstances after the date hereof, except as required by law.

MorphoSys Forward-Looking Statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the expectations regarding Monjuvi’s ability to treat patients with relapsed or refractory diffuse large B-cell lymphoma, the further clinical development of tafasitamab-cxix, including ongoing confirmatory trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab-cxix as well as the commercial performance of Monjuvi. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “would,” “could,” “potential,” “possible,” “hope” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are MorphoSys’ expectations regarding risks and uncertainties related to the impact of the COVID-19 pandemic to MorphoSys’ business, operations, strategy, goals and anticipated milestones, including its ongoing and planned research activities, ability to conduct ongoing and planned clinical trials, clinical supply of current or future drug candidates, commercial supply of current or future approved products, and launching, marketing and selling current or future approved products, the global collaboration and license agreement for tafasitamab, the further clinical development of tafasitamab, including ongoing confirmatory trials, and MorphoSys’ ability to obtain and maintain requisite regulatory approvals and to enroll patients in its planned clinical trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab-cxix as well as the commercial performance of Monjuvi, MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’ Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

Incyte Forward-looking Statements

Except for the historical information set forth herein, the matters set forth in this press release, including statements regarding expectations regarding Monjuvi’s ability to treat patients with relapsed or refractory diffuse large B-cell lymphoma, the further clinical development of tafasitamab-cxix, including ongoing confirmatory trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab-cxix as well as the commercial performance of Monjuvi, and the development of tafasitamab-cxix in combination with plamotamab, contain predictions, estimates and other forward-looking statements. These forward-looking statements are based on the Incyte’s current expectations and subject to risks and uncertainties that may cause actual results to differ materially, including unanticipated developments in and risks related to: unanticipated delays; further research and development and the results of clinical trials possibly being unsuccessful or insufficient to meet applicable regulatory standards or warrant continued development; the ability to enroll sufficient numbers of subjects in clinical trials; determinations made by regulatory authorities; the efficacy or safety of Incyte’s or its collaborators’ products; the acceptance of Incyte’s products and the products of its collaboration partners in the marketplace; market competition; sales, marketing, manufacturing and distribution requirements; greater than expected expenses; expenses relating to litigation or strategic activities; and other risks detailed from time to time in the Company’s reports filed with the Securities and Exchange Commission, including its Form 10-Q for the quarter ended September 30, 2020. Incyte disclaims any intent or obligation to update these forward-looking statements.

For more information, please contact:

Xencor, Inc.

Charles Liles

cliles@xencor.com

Jason I. Spark

Canale Communications

Tel: +1 619-849-6005

jason@canalecomm.com

MorphoSys AG

Media Contacts: Jeanette Bressi Director, US Communications Tel: +1 617-404-7816 jeanette.bressi@morphosys.com	Investor Contact: Dr. Julia Neugebauer Director Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com

Sophie Petersen Senior Specialist Tel: +49 (0)89 / 899 27 26033 sophie.petersen@morphosys.com

Incyte Corporation

Catalina Loveman

Executive Director, Public Affairs

Tel: +1 302 498 6171

cloveman@incyte.com

Dr. Michael Booth

Division Vice President, Investor Relations & Corporate Responsibility

Tel: +1 302 498 5914

mbooth@incyte.com

Christine Chiou

Senior Director, Investor Relations

Tel: +1 302 274 4773

cchiou@incyte.com